Active Assets California Tax-Free Trust

Active Assets Money Trust

Active Assets Institutional Money Trust

522 Fifth Avenue

New York, NY 10036

October 26, 2007

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Larry Greene, Division of Investment Management
Mail Stop 0505

Re:                             Active Assets California Tax-Free Trust (File No. 33-41685)

Active Assets Money Trust (File No. 2-71560)

Active Assets Institutional Money Trust (File No. 333-91725)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statements on Form N-1A for Active Assets California Tax-Free Trust, Active Assets Money Trust and Active Assets Institutional Money Trust (each, a “Fund” and, collectively, the “Funds”) filed with the Securities and Exchange Commission on August 27, 2007. These changes were reflected in the post-effective amendment to the registration statements on Form N-1A for the Funds, which were filed via EDGAR on October 26, 2007.

GENERAL COMMENTS TO FORM N-1A

Comment 1.                          Please file a response letter to these comments via EDGAR, including the “Tandy” provision.

Response 1.  This response letter addressing the Staff’s comments has been filed via EDGAR correspondence, including the “Tandy” provision, separate from the corresponding post-effective amendment.

COMMENTS TO THE PROSPECTUS

Comment 2.                          Please confirm that the sidebars in the prospectus conform to Rule 420 under the Securities Act of 1933.

Response 2.  This disclosure conforms to Rule 420 under the Securities Act of 1933.

Comment 3.                          Conform that it is appropriate for the sidebars to appear in Item 2 of Form N-1A.

Response 3.  The sidebars are not part of Item 2. They appear in the prospectuses along side Item 2. We respectfully acknowledge the comment, but believe the placement of the sidebars is in compliance with Form N-1A.

Comment 4.                          Consider adding an appendix to the prospectus which describes what is meant by “high quality, short-term debt obligations”.

Response 4.  We respectfully acknowledge the comment, but do not believe it is necessary to add a description as the Funds are money market funds and as such must comply with the credit quality requirements of Rule 2a-7 under the Investment Company Act of 1940 (“Rule 2a-7”).

Comment 5.                          The staff believes that, unless the Funds are prohibited from engaging in a reverse stock split, the sentence “The share price remaining stable at $1.00 means that the Fund would preserve the principal value of your investment” is an inaccurate statement.

Response 5.  We respectfully acknowledge your comment but do not believe it is applicable to the Funds as the Funds never have nor do they have any current intention to engage in a reverse stock split and that the above-noted statement is accurate.

Comment 6.                          Supplementally confirm whether the Funds invest 100% or 95% in “first-tier securities” as defined in Rule 2a-7.

Response 6.  Each Fund invests, as applicable, in “eligible securities” as defined in 2a-7 and conforms to the “portfolio quality” and “portfolio diversification” requirements of Rule 2a-7.

Comment 7.                          Confirm whether or not appropriate disclosure needs to be added to the fee table if the Funds invested in other investment companies during the last fiscal year.

Response 7.  The Funds did not invest in other investment companies during the prior fiscal year; therefore, no edits need to be made to the fee table.

Comment 8.                          Supplementally explain why more detail is not given regarding the “Accounts” under the sections “How Are Fund Investments Made” and “How Are Fund Shares Sold”.

Response 8.  ”Accounts” refer to certain brokerage accounts with Morgan Stanley & Co. Incorporated. Investors in these accounts are provided with governing documents and detailed descriptions of the accounts. The prospectuses describe the Funds, not the Accounts. We do not feel it is prudent or feasible to go into detail regarding the workings of these accounts and, in fact, it would be very difficult to ensure that any detailed descriptions remained current.

COMMENTS TO SAI

Comment 9.                          In connection with the Funds’ investments in when-issued and delayed delivery securities, please confirm appropriate use of “segregating assets” and inclusion of applicable disclosure.

Response 9.  The referenced disclosure is contained in the subsection entitled “When-Issued and Delayed Delivery Securities” in the SAI.

Comment 10.                   With regard to the section “Loans of Portfolio Securities”, if the agent is an affiliate, please state so.

Response 10.  The agent is not an affiliate.

Comment 11.                   Please clarify that, with respect to concentration, “investments in bank obligations” refer to obligations of U.S.-regulated banks (including domestic branches of foreign banks).

Response 11.  Clarification has been added.

As you have requested and consistent with SEC Release 2004-89, each Fund hereby acknowledges that:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6991. Thank you.

Best regards,

/s/ Joanne Doldo

Joanne Doldo